UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

TELVENT GIT, S.A.

(Name of Subject Company (Issuer))

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

(Offeror)

an indirect wholly owned subsidiary of

SCHNEIDER ELECTRIC SA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, € 3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number of Class of Securities)

Peter Wexler General Counsel and Senior Vice President Schneider Electric SA 35 rue Joseph Monier 92500 Rueil Malmaison – France Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Paul S. Bird, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 Telephone: (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,363,766,360	$158,333.27

(1)	The transaction valuation is an estimate calculated solely for purposes of calculating the amount of the filing fee The transaction valuation was calculated by multiplying the offer price of $40.00 per share (the “Offer Price”) by 34,094,159, the number of authorized and issued ordinary shares, € 3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A. (“Telvent”).
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2011, issued April 30, 2010, by multiplying the transaction valuation by .00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,333.27	Filing Party: Schneider Electric SA
Form or Registration No.: SC TO-T	Date Filed: June 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities Exchange Commission on June 21, 2011 by Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”) and Schneider Electric, relating to the offer by Offeror to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The information in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 11.	Additional Information.

The Offer to Purchase and Item 11(a)(2), (a)(3) of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 16 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end of the section thereunder entitled “U.S. Antitrust Compliance.”:

“The required waiting period with respect to the Offer and the Minority Shareholder Share Redemption under the HSR Act expired at 11:59 p.m., New York City time, on June 29, 2011, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

“(a)(5)(E)	Press Release Issued by Schneider Electric SA, dated July 1, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011

SCHNEIDER ELECTRIC SA

By:	/s/ Peter Wexler
Name: Peter Wexler
Title: Senior Vice President & General Counsel

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/s/ Elena González-Anta
Name: Elena González-Anta
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release Issued by Schneider Electric SA, dated June 1, 2011, (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(B)	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(C)	Transcript of Schneider Electric SA Investor and Analyst Conference Call held on June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 2, 2011).

(a)(5)(D)	Form of Summary Advertisement as published on June 21, 2011 in The Wall Street Journal. *

(a)(5)(E)	Press Release Issued by Schneider Electric SA, dated July 1, 2011.

(d)(1)	Transaction Agreement, dated as of May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A (incorporated in this Schedule TO by reference to Exhibit 4.1 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated in this Schedule TO by reference to Exhibit 4.2 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated in this Schedule TO by reference to Exhibit 4.3 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated in this Schedule TO by reference to Exhibit 4.4 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

*	Previously filed on the Schedule TO.

(g)	Not applicable.

(h)	Not applicable.